UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
September 18, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date September 18, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to supply minerals processing equipment to Arcelor Mittal Steel in Ukraine
(Helsinki, Finland, September 18, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Minerals has signed a contract with Arcelor Mittal Steel to supply minerals processing equipment to Kryviy Rih concentrator plants in Ukraine. The delivery will be completed by the end of year 2008. The value of the contract is approximately EUR 22 million.
The order comprises minerals processing equipment supply, engineering and supervision.
Metso’s solution is for their expansion and modernization of the Kryviy Rih concentrator plants. When modernized, the plants will be capable of processing more than 30 million tonnes of ore to produce 13.5 million tonnes of concentrate annually.
Arcelor Mittal with its 320,000 employees in more than 60 countries is producing 10% of the world’s steel output and is recognized as the largest steel company in the world.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its more than 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Carl Montán, Regional Manager, CIS, Mining business line, Metso Minerals, tel. +46 40 245850
Wille Beckman, Vice President, Process Equipment, Mining business line, Metso Minerals, tel. +46 224 57149
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.